August 8, 2006

Mail Stop 3561

<u>Via US Mail and Facsimile</u>

Mr. Miles R. Itkin
Senior Vice President, Chief Financial Officer and Treasurer
666 Third Avenue
New York, New York 10017

Re: Overseas Shipholding Group, Inc.
**   Form 10-K for the year ended December 31, 2005**
**   Form 10-Q for the quarter ended March 31, 2006**
**   Commission file #: 001-06479**

Dear Mr. Itkin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant